Ropes & Gray LLP

One Embarcadero Center

Suite 2200

San Francisco, CA 94111-3711

WRITER'S DIRECT DIAL NUMBER:  (415) 315-2334

January 29, 2010

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

The North Country Funds (Registration Nos. 333-45664 and 811-10123)

Post-Effective Amendment No. 10 to the Registration Statement

Ladies and Gentlemen:

On behalf of The North Country Funds (the "Trust") and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), accompanying this letter for filing is a conformed copy of Post-Effective Amendment No. 10 to the Trust's Registration Statement under the 1933 Act and Amendment No. 11 under the 1940 Act on Form N-1A.  Manually executed signature pages have been obtained prior to the time of this electronic filing and will be retained by the Trust for five years.

Please call me at (415) 315-2334 if you have any questions regarding this filing.

Sincerely,

/s/ Alexandra Oprescu

Alexandra Oprescu

Attachment